SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2026

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL CNPJ No. 76.483.817/0001-20 PUBLIC COMPANY CVM Registration No. 1431-1 NIRE 41300036535 CERTIFICATE OF THE MINUTES OF THE 166th EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS I hereby certify, for all intents and purposes, that on May 21, 2026, at 3:00 p.m., the members of the Board of Directors, who have signed below, held this meeting, with votes cast via email, to address the matters on the agenda. The Board of Directors deliberated on: 01. REFERENCE FORM 2025 - The Vice Presidency of Finance and Investor Relations made available the Reference Form to be submitted to the Brazilian Securities and Exchange Commission (CVM). It was reported that this document contains information for shareholders regarding: (i) risk factors, (ii) the Company, (iii) the power sector model, (iv) management (Executive Board and Boards), (v) dividend distribution, (vi) internal controls, among other information. After reviewing the matter and considering the favorable opinion of the Executive Board, recorded at its 2262nd Meeting on May 21, 2026, the Board of Directors resolved to approve the Reference Form as presented and in accordance with the records held by the Department of Secretariat. -------------------------------------------------------------------------------------------------- 02. AMENDMENT AND RENEWAL OF THE SHARE REPURCHASE PROGRAM - The Vice Presidency of Finance and Investor Relations presented a proposal to amend and renew the Share Repurchase Program, originally approved at the 253rd Extraordinary Meeting of the Board of Directors, held on November 25, 2024, and amended at the 258th Ordinary Meeting of the Board of Directors, held on January 29, 2025, with the goal, among other aspects, of extending its term and updating the scope and maximum number of shares that may be acquired under the Program (considering that, originally, it was envisaged the acquisition of preferred shares, which were mandatorily converted into common shares in 2025). For reference, the information required by CVM regulations on the matter, notably through CVM Resolution No. 77/2022, is included in Annex I of these minutes. After reviewing the documentation provided, which is kept by the Department of Secretariat, following the clarification deemed necessary, and considering the favorable recommendation of the Executive Board, recorded at its 2262nd Meeting on May 21, 2026, and of the Investment and Innovation Committee, at its 86th Meeting on May 21, 2026, the Board of Directors unanimously resolved to approve the Amendment and Renewal of the Share Repurchase Program under the terms and conditions of current regulations. ------ 03. ANNUAL EVALUATION OF EXECUTIVES AND SUCCESSION PLAN - Following up on what was presented at the 274th Ordinary Meeting of this Board of Directors regarding the process for evaluating the effectiveness of statutory bodies for the 2025 cycle, and in accordance with the Board’s statutory authority and in compliance with current regulations, the Board of Directors resolved to approve the results of the evaluation process and the Succession Plan for Statutory Executives as recorded in the material currently held by the Department of Secretariat. -------------------------- Attendees: MARCEL MARTINS MALCZEWSKI (Chairman); GERALDO CORRÊA DE LYRA JUNIOR; HARRY SCHMELZER JUNIOR; JACILDO LARA MARTINS; MARCO ANTÔNIO BARBOSA CÂNDIDO; MOACIR CARLOS BERTOL; PEDRO FRANCO SALES; RAUL ALMEIDA CADENA; VIVIANE ISABELA DE OLIVEIRA MARTINS; and ISABEL ZAICZUK RAGGIO (Secretary). ISABEL ZAICZUK RAGGIO Copel’s Secretary of Governance

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date May 21, 2026

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.